Two Jericho Plaza, Floor 2, Jericho, NY 11753

March 21, 2024

Keira Nakada

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	1-800-FLOWERS.COM, Inc.
Form 10-K for the Fiscal Year Ended July 2, 2023
Item 2.02 Form 8-K Filed August 31, 2023
File No. 000-26841

Dear Ms. Nakada and Mr. Decker:

This letter sets forth the responses of 1-800-FLOWERS.COM, Inc. (“we,” “our,” or the “Company”) to the comments contained in your letter, dated March 11, 2024, relating to the above referenced Form 10-K and Form 8-K. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

Form 10-K for Fiscal Year Ended July 2, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Fiscal 2023 Results, page 22

1.

You present and discuss non-GAAP measures in various places without presenting and discussing the comparable GAAP measures for the same periods with equal or greater prominence. For example, adjusted EBITDA is presented and discussed in two places on page 22 of your Form 10-K without presenting and discussing net income (loss) for the same periods. In addition, the headline earnings section of your Item 2.02 Form 8-K filed August 31, 2023 presents adjusted net income, adjusted net income per share, adjusted EBITDA and free cash flow without presenting net income (loss) or net cash provided by operating activities for the same periods. Free cash flow is then presented again in the Fiscal Year 2023 Highlights without net cash provided by operating activities being presented. Also, no reconciliation from net cash provided by operating activities to free cash flow is included in the Form 8-K. Please revise your disclosures accordingly. Refer to Question 102.10(a) of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i) of Regulation S-K. In your Annual Report to Shareholders, please also present net cash provided by operating activities, since free cash flow is presented in the letter to shareholders, and reconcile from net cash provided by operating activities to free cash flow. Refer to Rule 100(a) of Regulation G.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, including the Company’s Form 10-K that contain non-GAAP measures, the Company will include the most comparable GAAP measures with equal or greater prominence in accordance with Question 102.10(a) of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. While we note that our Form 8-K, filed on August 31, 2023, did include the fiscal year 2023 net loss in the first headline of our earnings release, we acknowledge that the release did not include comparable GAAP measures for all non-GAAP measures presented in the headline section. In future press releases and associated Forms 8-K that contain non-GAAP measures, the Company will include the most comparable GAAP measures with equal or greater prominence in accordance with Question 102.10(a) of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Additionally, in future filings that present free cash flow, we will include a reconciliation of free cash flow to operating cash flow, the most comparable GAAP measure, in accordance with Item 10(e)(1)(i) of Regulation S-K.

The Company also respectfully acknowledges the Staff’s comment regarding the presentation of free cash flow within the Letter to Shareholders in the Company’s Annual Report to Shareholders for the fiscal year ended July 2, 2023, and we advise that in future such reports the Company will also present the most comparable GAAP measure and a reconciliation to the relevant GAAP measure in accordance with Rule 100(a) of Regulation G.

2.

You present and discuss several pro forma measures throughout your filing, which do not appear to be pro forma measures, as contemplated in Article 11 of Regulation S-X. Please retitle these measures to better reflect what they actually represent and do not refer to them as being pro forma measures. If any of these measures are non-GAAP measures, also provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 100.05 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the disclosed measures eliminated the impact of recent acquisitions and, in some instances, the impact of an extra week in the prior fiscal year on the Company’s financial performance. These measures were not intended to convey a formal “pro forma” measure in accordance with Article 11 of Regulation S-X. The Company believes that these measures are useful to readers in evaluating the core performance and in making meaningful comparisons of the impacted period with other periods.

Any future use of similar measures that eliminate the impact of specific items will be clearly labeled as non-GAAP measures and will be accompanied by the disclosures required by Item 10(e) of Regulation S-K. Additionally, we will not refer to the measures as “pro forma” unless they have been prepared in accordance with Article 11 of Regulation S-X.

We trust this letter is responsive to your comments and requests for information. If you have any questions regarding this letter, please do not hesitate to call me at (516) 237-4928.

Sincerely,

/s/ William E. Shea

William E. Shea

Chief Financial Officer